                                                                    Exhibit 16.1


                             [KPMG LLP Letterhead]


October 3, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for First Acceptance Corporation (the Company) and, under the date of September 9, 2005, we reported on the consolidated financial statements of the Company as of and for the years ended June 30, 2005 and 2004, management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2005, and the effectiveness of internal control over financial reporting as of June 30, 2005. On September 27, 2005, our appointment as principal accountants was terminated. We have read First Acceptance Corporation's statements included under Item 4.01(a) of its Form 8-K dated October 3, 2005, and we agree with such statements.

Very truly yours,

   /s/ KPMG LLP